Exhibit 99.1

Scotiabank Announces Common Share Offering

TORONTO, February 1, 2012/CNW/ – Scotiabank today announced a public offering of 30 million common shares, at a price of $50.25 per common share, for gross proceeds of $1,507,500,000.

The Bank has agreed to sell the common shares to a syndicate of underwriters on a bought deal basis. The Bank has granted to the underwriters an option to purchase up to an additional 3 million common shares at closing, which option is exercisable, in whole or in part, by the underwriters any time up to 5:00 p.m. (Toronto time) on a date that is 30 days after the closing date. The maximum gross proceeds raised under the offering will be $1,658,250,000 should this option be exercised in full.

Closing is expected to occur on or after February 9, 2012. The net proceeds will be used by the Bank to fund recently closed and previously announced acquisitions.

The net proceeds from the sale of Scotia Centre, Calgary, together with the proceeds of this offering, the issuance of ten million common shares in the Banco Colpatria transaction and other actions, will significantly increase the Bank’s Tier 1 capital. As a result, the Bank is confident that its Basel III Common Equity Tier 1 Capital ratio will exceed 7.0% in the first quarter of 2013.

The common shares will be issued in Canada by way of a prospectus supplement that will be filed with the securities regulatory authorities in Canada under the Bank’s May 14, 2010 base shelf prospectus.

The common shares to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With more than 75,000 employees, Scotiabank Group and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With more than $575 billion in assets (as at October 31, 2011), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

For further information:

Investors:

Peter Slan, Scotiabank Investor Relations, (416) 933-1273

Media:

Ann DeRabbie, (416) 933-1344